Exhibit 15.1

The Next Phase of App Mining

The App Mining pilot program is pausing. Outline of key challenges and next steps:

Late in 2018, Blockstack PBC launched App Mining, a unique pilot program designed to incentivize developers to build apps on Blockstack and accelerate the growth of a user-owned internet.

Throughout 2019, App Mining has been one of several channels supporting app growth on the Blockstack network, helping to grow the total number of apps from 46 to over 400 as of today.

While the app growth has been exciting, there have also been challenges in running a program of increasing size and complexity. After working with the App Miners on some of the more critical of challenges, we’ve decided to pause the App Mining pilot in its current form until the key challenges outlined below, can be solved. While both the Blockstack PBC team and the App Miners recognize there are positive responses and signals to the program, there’s more work to be done to ensure the program is sustainable and in line with our mission and core values.

What’s Happening?

Blockstack PBC will no longer run the App Mining program. We’re calling for a major overhaul of the App Mining program and not incremental improvements. Any new version of App Mining will be driven by individuals or entities other than Blockstack PBC and likely will not launch until Stacks 2.0 is operational. The ~30M STX currently allocated to App Mining purposes will remain allocated to a future version of App Mining or a general developer ecosystem fund. Some entity other than Blockstack PBC will be responsible for managing these STX distributions. See this initial proposal for a Stacks Foundation as one option for future governance.

App Mining Challenges:

In the past year, we worked with the community and the App Reviewers to solve a number of issues and have steadily improved the program. The remaining challenges, however, we collectively believe deserve a bigger examination as they are core to the structure of the program. It’s especially important we do this now as further plans for Blockstack decentralization unfold and we realign the next phase of growth as the ecosystem.

These structural challenges were the theme of our most recent App Miner call. We solidified the three main challenges that need to be solved:

#1 Objectively Fair Distribution: The goal of App Mining is to consistently reward apps that are high-quality and have fully embraced an architecture that keeps users in control. Finding the right metrics and automated tests for this is complicated. We’ve made considerable progress in iterating over better ranking metrics, but there is room for this to be much better.

To be solved: How can we design a ranking system that rewards apps that deliver a high-quality user experience and put users in more control of their data and privacy? How will this system encourage more real entrepreneurship? Is this system scalable such that it can rank thousands of apps in different categories algorithmically?

#2 Privacy-Preserving Analytics: An important quality metric for the success of a decentralized app is daily active users. In an ideal world there can be a privacy-preserving, sybil-proof analytics mechanism that does not misuse user data and provides input to App Mining ranking. We currently do not track active users in Blockstack or App Mining, and this remains an area of future research (see similar efforts by Brave). We need reliable, privacy-preserving analytics mechanism before the program could resume. This metric can be one of the most important app quality metrics that feeds into algorithmic ranking.

To be solved: How can we develop a mechanism for tracking an app’s user activity that does not exploit users’ data and privacy?

#3 Decentralization: App Mining, by definition, is a distribution of Stacks (STX) to developers. During the current pilot phase, Blockstack PBC was running the program through a SEC-qualified offering lasting until fall 2020. This is not a sustainable method in the long-run. Given Blockstack PBC’s plans for further decentralization, an independent entity or entities needs to run App Mining, or the mechanism needs to be automated at the protocol level. Figuring out a “permanent home” for App Mining is important before the program can resume.

To be solved: What potential independent entity (or entities) or mechanism can fairly and effectively distribute Stacks tokens to App Mining participants?

As we explored solving these issues with App Miners and community, there have been some promising proposals and exciting possibilities opened up; ideas we believe will seed a better, future version of the program (possibly something that looks totally different from the current version). Some proposals include stricter rules for entry and qualification, adding tiers of support depending on the projects quality and success, or unique ideas around app stacking.

What’s next?

There is currently an allocation of over 30M STX reserved for App Mining which is enough for running a version of App Mining at the originally planned 1M STX a month for 2+ years. Blockstack PBC plans to continue exploring ways in which other independent entities can use this allocation for a different, upgraded version of App Mining in 2020 and beyond.

App Mining needs a dedicated team at an independent entity to move forward. In the meantime, discontinuing App Mining will allow the community to focus on this major overhaul. We’re excited to support an independent entity and the community and apply all the learning from this program. We’ll post more details as we work with our community on potential paths forward.

Participants in App Mining were already aware of the existing challenges and most are involved in the ongoing work to solve them. Final payouts before the pause will be made for the February run on or around February 27th.

Last but not least, a sincere thank you to the App Miners who have been the heart and soul of the pilot program and have been helpful, patient, and supportive during a groundbreaking year. These are early days for the Blockstack ecosystem and for the App Mining concept. Now let’s get to work on what a future App Mining structure can look like!

We’d love your input on formation of the Stacks Foundation.